UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2012
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 10, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: September 11, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated September 10, 2012

Exhibit 1

TOR, the Elbit Systems – IAI Partnership and the Israeli Ministry
of Defense, Agree on Contract Valued at Approximately
$603 Million for the IAF’s Future Trainer Program

Elbit Systems' share in this contract valued at $420 million

TOR awarded $27 million interim purchase order and funding

Haifa, Israel, September 10, 2012 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today that TOR - Advanced Flight Training ("TOR"), its partnership with Israel Aerospace Industries Ltd. (“IAI”), established in order to perform the Israeli Air Forces’ (“IAF”) future trainer program (the “Project"), has reached an agreement with the Israel Ministry of Defense ("IMOD") regarding a contract in a total amount of approximately $603 million. Out of this amount, Elbit Systems’ share is valued at approximately $420 million, for performing services and providing systems as a subcontractor to TOR.

The contract is expected to be signed in the coming weeks, following the finalization of several financing procedures. In order to facilitate meeting the Project’s schedule, TOR received an interim purchase order and financing from IMOD, valued at approximately $27 million.

In the establishment phase of the Project, Elbit Systems will establish an enhanced logistic support and maintenance infrastructure for the new trainer as well as an advanced ground training array. The new, advanced avionics systems to be supplied by Elbit Systems for the Project will improve the readiness of the IAF’s pilots in operating next-generation aircraft. Elbit Systems’ share in this phase of the Project is valued at approximately $110 million, to be performed over three years.

During the operational phase of the Project, Elbit Systems will provide logistics services for the trainer and the new aircraft array, valued at approximately $310 million, to be performed over approximately twenty years.

Elbit Systems President and CEO Joseph Ackerman commented: “We are proud to take part in yet another important project for the IMOD and the IAF. In recent years, we have provided the IAF with advanced avionics systems and training infrastructure, as well as maintenance and logistics support services. Our selection attests to the customer’s high satisfaction with the achievements recorded in past projects, in terms of reliability, availability, cost efficiency and improvement of operational capabilities.”

Elbit Systems Aerospace Division's Co-General Manager, Yoram Shmuely, commented: "The IAF's future trainer program marks a significant milestone in the Aerospace Division's activities, and I congratulate and thank the Division's employees for their contributions in achieving this selection. I believe that we will accomplish significant achievements in this important project, as we have in the past in other Air Force related projects both in Israel and worldwide”.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.